August 10, 2022

Via Edgar

Ms. Jane Park

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	Jin Medical International Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed July 15, 2022
File No. 333-259767

Dear Ms. Park:

This letter is in response to the letter dated July 26, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 4 to Form F-1 filed July 15, 2022

Cover Page

1.	We acknowledge your revised disclosure in response to prior comment 2, which we reissue. Please revise to ensure that all references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. We note that your disclosure continues to refer to the control or benefits that accrue to you as a result of the VIE, including but not limited to the cover page, pages ii, 1, 2, 86, 87 and 124.

Response: The Company acknowledges the Staff’s comment and revised its disclosures to ensure that all references to control or benefits that accrue because of the VIE are limited to a clear description of the conditions have been satisfied for consolidation of the VIE under U.S. GAAP.

Summary of Risk Factors, page 10

2.	We note your revised disclosure in response to prior comment 6, which we reissue in part. Please revise to include specific cross-references for each summary risk to the more detailed discussion of such risks in the prospectus rather than including page references.

Response: The Company acknowledges the Staff’s comment and revised “Summary of Risk Factors” to include specific cross-references for each summary risk to the more detailed discussion of such risks in the prospectus rather than including page references.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC